FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 3, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the quarter ended 31 March 2013

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Interest receivable	4,279	4,439	4,934
Interest payable	(1,609)	(1,666)	(2,019)

Net interest income	2,670	2,773	2,915

Fees and commissions receivable	1,316	1,374	1,485
Fees and commissions payable	(210)	(245)	(179)
Income from trading activities	1,115	474	212
(Loss)/gain on redemption of own debt	(51)	-	577
Other operating income	612	227	(800)

Non-interest income	2,782	1,830	1,295

Total income	5,452	4,603	4,210

Staff costs	(1,887)	(1,656)	(2,508)
Premises and equipment	(556)	(592)	(562)
Other administrative expenses	(763)	(2,506)	(883)
Depreciation and amortisation	(387)	(498)	(457)
Write-down of goodwill and other intangible assets	-	(124)	-

Operating expenses	(3,593)	(5,376)	(4,410)

Profit/(loss) before impairment losses	1,859	(773)	(200)
Impairment losses	(1,033)	(1,454)	(1,314)

Operating profit/(loss) before tax	826	(2,227)	(1,514)
Tax charge	(350)	(39)	(138)

Profit/(loss) from continuing operations	476	(2,266)	(1,652)

Profit/(loss) from discontinued operations, net of tax
- Direct Line Group (1)	127	(351)	88
- Other	2	6	5

Profit/(loss) from discontinued operations, net of tax	129	(345)	93

Profit/(loss) for the period	605	(2,611)	(1,559)
Non-controlling interests	(131)	108	14
Preference share and other dividends	(81)	(115)	-

Profit/(loss) attributable to ordinary and B shareholders	393	(2,618)	(1,545)

Basic and diluted earnings/(loss) per ordinary and B share from continuing operations (2)	2.6p	(21.6p)	(15.0p)

Basic and diluted earnings/(loss) per ordinary and B share from continuing and discontinued operations (2)	3.5p	(23.6p)	(14.2p)

Notes:

(1)	Includes a gain on disposal of £72 million in Q1 2013 and the write-down of goodwill of £394 million in Q4 2012.
(2)	Data for the quarter ended 31 March 2012 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares in June 2012.
(3)
In the income statement above, one-off and other items as shown on page 17 are included in the appropriate captions. A reconciliation between the income statement above and the managed view income statement on page 7 is given in Appendix 1 to this announcement.

Condensed consolidated statement of comprehensive income
for the quarter ended 31 March 2013

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Profit/(loss) for the period	605	(2,611)	(1,559)

Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	-	(2,158)	-
Income tax on items that do not qualify for reclassification	-	429	(38)

	-	(1,729)	(38)

Items that do qualify for reclassification
Available-for-sale financial assets	276	(70)	525
Cash flow hedges	(34)	(126)	33
Currency translation	1,197	169	(554)
Income tax on items that do qualify for reclassification	48	118	19

	1,487	91	23

Other comprehensive income/(loss) after tax	1,487	(1,638)	(15)

Total comprehensive income/(loss) for the period	2,092	(4,249)	(1,574)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	149	(104)	(3)
Preference shareholders	71	99	-
Paid-in equity holders	10	16	-
Ordinary and B shareholders	1,862	(4,260)	(1,571)

	2,092	(4,249)	(1,574)

Key points

•	The movement in available-for-sale financial assets during Q1 2013 represents net unrealised gains on high quality UK, US and German sovereign bonds.

•
Currency translation gains during the quarter are principally due to the weakening of Sterling against both the US Dollar by 6.2%, and the Euro by 3.6%. Whilst these currency movements benefited the tangible net asset value per share, they did however reduce the Core Tier 1 capital ratio by c.6 basis points given the impact on risk weighted assets.

Condensed consolidated balance sheet
at 31 March 2013

	31 March 2013	31 December 2012
	£m	£m

Assets
Cash and balances at central banks	86,718	79,290
Net loans and advances to banks	34,025	29,168
Reverse repurchase agreements and stock borrowing	43,678	34,783
Loans and advances to banks	77,703	63,951
Net loans and advances to customers	432,360	430,088
Reverse repurchase agreements and stock borrowing	59,427	70,047
Loans and advances to customers	491,787	500,135
Debt securities	153,248	157,438
Equity shares	11,861	15,232
Settlement balances	15,805	5,741
Derivatives	432,435	441,903
Intangible assets	13,928	13,545
Property, plant and equipment	9,482	9,784
Deferred tax	3,280	3,443
Interests in associated undertakings	2,604	776
Prepayments, accrued income and other assets	7,596	7,044
Assets of disposal groups	1,726	14,013

Total assets	1,308,173	1,312,295

Liabilities
Bank deposits	54,536	57,073
Repurchase agreements and stock lending	39,575	44,332
Deposits by banks	94,111	101,405
Customer deposits	437,437	433,239
Repurchase agreements and stock lending	88,658	88,040
Customer accounts	526,095	521,279
Debt securities in issue	92,740	94,592
Settlement balances	14,640	5,878
Short positions	30,610	27,591
Derivatives	429,881	434,333
Accruals, deferred income and other liabilities	15,630	14,801
Retirement benefit liabilities	3,533	3,884
Deferred tax	1,019	1,141
Subordinated liabilities	27,788	26,773
Liabilities of disposal groups	961	10,170

Total liabilities	1,237,008	1,241,847

Equity
Non-controlling interests	532	1,770
Owners' equity*
Called up share capital	6,619	6,582
Reserves	64,014	62,096

Total equity	71,165	70,448

Total liabilities and equity	1,308,173	1,312,295

* Owners' equity attributable to:
Ordinary and B shareholders	65,341	63,386
Other equity owners	5,292	5,292

	70,633	68,678

Average balance sheet

	Quarter ended
	31 March 2013	31 December 2012
	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.10	3.11
Cost of interest-bearing liabilities of banking business	(1.48)	(1.51)

Interest spread of banking business	1.62	1.60
Benefit from interest-free funds	0.33	0.35

Net interest margin of banking business	1.95	1.95

Average interest rates
The Group's base rate	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.51	0.53
- Eurodollar	0.29	0.32
- Euro	0.21	0.20

Average balance sheet (continued)

	Quarter ended			Quarter ended
	31 March 2013			31 December 2012
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	72,304	110	0.62	73,106	117	0.64
Loans and advances to customers	411,052	3,855	3.80	415,880	3,974	3.80
Debt securities	84,670	372	1.78	88,437	423	1.90

Interest-earning assets - banking business (1,4,6)	568,026	4,337	3.10	577,423	4,514	3.11

Trading business (5)	238,205			231,113
Non-interest earning assets	524,628			534,487

Total assets	1,330,859			1,343,023

Memo: Funded assets	891,657			892,306

Liabilities
Deposits by banks	28,278	114	1.63	30,861	118	1.52
Customer accounts	338,685	837	1.00	335,054	849	1.01
Debt securities in issue	61,856	370	2.43	67,015	439	2.61
Subordinated liabilities	24,546	198	3.27	22,563	182	3.21
Internal funding of trading business	(15,422)	81	(2.13)	(12,609)	90	(2.84)

Interest-bearing liabilities - banking business (1,2,3,4)	437,943	1,600	1.48	442,884	1,678	1.51

Trading business (5)	240,519			234,792
Non-interest-bearing liabilities
- demand deposits	76,039			74,957
- other liabilities	506,560			518,423
Owners' equity	69,798			71,967

Total liabilities and owners' equity	1,330,859			1,343,023

Notes:

(1)
Interest receivable has been increased by £1 million (Q4 2012 - £3 million decrease) and interest payable has been increased by £17 million (Q4 2012 - £32 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	Interest payable has been decreased by £2 million (Q4 2012 - £3 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)	Interest payable has been decreased by £31 million (Q4 2012 - £29 million) in respect of non-recurring adjustments.
(4)
Interest receivable has been increased by £57 million (Q4 2012 - £78 million) and interest payable has been increased by £7 million (Q4 2012 - £12 million) to include the discontinued operations of Direct Line Group for the period to 12 March 2013. Related interest-earning assets and interest-bearing liabilities have been similarly adjusted.

(5)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(6)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2013

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Called-up share capital
At beginning of period	6,582	6,581	15,318
Ordinary shares issued	37	1	79

At end of period	6,619	6,582	15,397

Paid-in equity
At beginning and end of period	979	979	979

Share premium account
At beginning of period	24,361	24,268	24,001
Ordinary shares issued	94	93	26

At end of period	24,455	24,361	24,027

Merger reserve
At beginning and end of period	13,222	13,222	13,222

Available-for-sale reserve (1)
At beginning of period	(346)	(291)	(957)
Unrealised gains	582	136	724
Realised gains	(164)	(209)	(212)
Tax	28	77	6
Recycled to profit or loss on disposal of businesses (2)	(110)	-	-
Transfer to retained earnings	-	(59)	-

At end of period	(10)	(346)	(439)

Cash flow hedging reserve
At beginning of period	1,666	1,746	879
Amount recognised in equity	259	162	290
Amount transferred from equity to earnings	(293)	(288)	(257)
Tax	3	46	9

At end of period	1,635	1,666	921

Foreign exchange reserve
At beginning of period	3,908	3,747	4,775
Retranslation of net assets	1,386	147	(648)
Foreign currency (losses)/gains on hedges of net assets	(201)	21	96
Transfer to retained earnings	-	(2)	-
Tax	(18)	(5)	4
Recycled to profit or loss on disposal of businesses	(3)	-	-

At end of period	5,072	3,908	4,227

Capital redemption reserve
At beginning and end of period	9,131	9,131	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)

Notes:

(1)	Analysis provided on page 81.
(2)	Net of tax - £35 million charge.
(3)	Net of tax - £1 million charge.

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2013 (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Retained earnings
At beginning of period	10,596	15,216	18,929
Transfer to non-controlling interests	-	(361)	-
Profit/(loss) attributable to ordinary and B shareholders and other equity owners
- continuing operations	366	(2,278)	(1,633)
- discontinued operations	108	(225)	88
Equity preference dividends paid	(71)	(99)	-
Paid-in equity dividends paid, net of tax	(10)	(16)	-
Transfer from available-for-sale reserve	-	59	-
Transfer from foreign exchange reserve	-	2	-
Actuarial losses recognised in retirement benefit schemes
- gross	-	(2,158)	-
- tax	-	429	(38)
Shares released for employee benefits	-	43	(13)
Share-based payments
- gross	(37)	(19)	45
- tax	(3)	3	6

At end of period	10,949	10,596	17,384

Own shares held
At beginning of period	(213)	(207)	(769)
Disposal/(purchase) of own shares	2	(6)	(2)
Shares released for employee benefits	-	-	6

At end of period	(211)	(213)	(765)

Owners' equity at end of period	70,633	68,678	73,943

Non-controlling interests
At beginning of period	1,770	646	686
Currency translation adjustments and other movements	15	1	(2)
Profit/(loss) attributable to non-controlling interests
- continuing operations	110	12	(19)
- discontinued operations	21	(120)	5
Movements in available-for-sale securities
- unrealised gains/(losses)	9	(1)	(4)
- realised losses	-	4	17
- tax	(1)	-	-
- recycled to profit or loss on disposal of businesses (3)	(5)	-	-
Equity raised	-	874	-
Equity withdrawn and disposals	(1,387)	(7)	(16)
Transfer from retained earnings	-	361	-

At end of period	532	1,770	667

Total equity at end of period	71,165	70,448	74,610

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable to:
Non-controlling interests	149	(104)	(3)
Preference shareholders	71	99	-
Paid-in equity holders	10	16	-
Ordinary and B shareholders	1,862	(4,260)	(1,571)

	2,092	(4,249)	(1,574)

For the notes to this table refer to page 70.

Notes

1. Basis of preparation
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). There have been no significant changes to the Group's principal accounting policies as set out on pages 360 to 371 of the 2012 Annual Report and Accounts apart from the adoption of a number of new and revised IFRSs that are effective from 1 January 2013 as described below.

IFRS 11 'Joint Arrangements', which supersedes IAS 31' Interests in Joint Ventures', distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor's consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 28 'Investments in Associates and Joint Ventures' covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 13 'Fair Value Measurement' sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

'Amendments to IAS 1 'Presentation of Items of Other Comprehensive Income' require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

'Annual Improvements 2009-2011 Cycle' also made a number of minor changes to IFRSs.

Implementation of the standards above has not had a material effect on the Group's results.

IAS 19 'Employee Benefits' (revised) requires: the immediate recognition of all actuarial gains and losses eliminating the 'corridor approach'; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS19 resulted in an increase in the loss after tax for the quarters ended 31 December 2012 and 31 March 2012 of £21 million.

IFRS 10 'Consolidated Financial Statements' replaces SIC-12 'Consolidation - Special Purpose Entities' and the consolidation elements of the existing IAS 27 'Consolidated and Separate Financial Statements'. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there has been a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners' equity (Paid-in equity); prior periods have been restated.

Notes

1. Basis of preparation (continued)

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and financial instrument fair values. These critical accounting policies and judgments are described on pages 368 to 371 of the Group's 2012 Annual Report and Accounts.

Direct Line Group (DLG)
With effect from 13 March 2013, when the Group's shareholding in DLG fell below 50%, the Group no longer controls DLG. Consequently, in the Q1 results DLG is treated as a discontinued operation until 12 March 2013 and as an associated undertaking thereafter.

Going concern
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Interim Management Statement for the quarter ended 31 March 2013 has been prepared on a going concern basis.

Notes (continued)

2. Analysis of income, expenses and impairment losses

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Loans and advances to customers	3,831	3,940	4,221
Loans and advances to banks	108	114	143
Debt securities	340	385	570

Interest receivable	4,279	4,439	4,934

Customer accounts	837	849	915
Deposits by banks	116	122	191
Debt securities in issue	353	404	698
Subordinated liabilities	222	201	190
Internal funding of trading businesses	81	90	25

Interest payable	1,609	1,666	2,019

Net interest income	2,670	2,773	2,915

Fees and commissions receivable
- payment services	333	317	347
- credit and debit card fees	254	280	262
- lending (credit facilities)	353	368	358
- brokerage	109	122	154
- investment management	113	106	131
- trade finance	78	64	99
- other	76	117	134

	1,316	1,374	1,485
Fees and commissions payable - banking	(210)	(245)	(179)

Net fees and commissions	1,106	1,129	1,306

Foreign exchange	195	86	225
Interest rate	199	456	672
Credit	552	118	210
Own credit adjustments	99	(98)	(1,009)
Other	70	(88)	114

Income from trading activities	1,115	474	212

(Loss)/gain on redemption of own debt	(51)	-	577

Operating lease and other rental income	138	152	301
Own credit adjustments	150	(122)	(1,447)
Changes in the fair value of:
- securities and other financial assets and liabilities	12	19	81
- investment properties	(9)	(77)	32
Profit on sale of securities	153	237	190
Profit/(loss) on sale of:
- property, plant and equipment	18	(1)	5
- subsidiaries and associated undertakings	(6)	(21)	(12)
Life business profits	-	1	1
Dividend income	14	16	14
Share of profits less losses of associated undertakings (1)	177	21	(4)
Other income	(35)	2	39

Other operating income	612	227	(800)

For the note to this table refer to the following page.

Notes (continued)

2. Analysis of income, expenses and impairment losses (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Total non-interest income	2,782	1,830	1,295

Total income	5,452	4,603	4,210

Staff costs	1,887	1,656	2,508
Premises and equipment	556	592	562
Other (2)	763	2,506	883

Administrative expenses	3,206	4,754	3,953
Depreciation and amortisation	387	498	457
Write-down of goodwill and other intangible assets (3)	-	124	-

Operating expenses	3,593	5,376	4,410

Loan impairment losses	1,036	1,402	1,295
Securities impairment losses	(3)	52	19

Impairment losses	1,033	1,454	1,314

Notes:

(1)	Includes the Group's share of DLG's profit for the period 13 March to 31 March 2013 of £7 million.
(2)
Includes bank levy of £175 million in Q4 2012, Payment Protection Insurance costs of nil (Q4 2012 - £450 million; Q1 2012 - £125 million), Interest Rate Hedging Products redress and related costs of £50 million (Q4 2012 - £700 million) and regulatory fines of £381 million in Q4 2012.

(3)	Excludes £394 million of goodwill written-off in Q4 2012 in respect of Direct Line Group.

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Payment Protection Insurance (PPI)
There was no increase to the Group's provision for PPI in Q1 2013 (Q4 2012 - £450 million; Q1 2012 - £125 million). The cumulative charge in respect of PPI is £2.2 billion, of which £1.5 billion (68%) in redress had been paid by 31 March 2013. Of the £2.2 billion cumulative charge, £2.0 billion relates to redress and £0.2 billion to administrative expenses. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

At beginning of period	895	684	745
Charge to income statement	-	450	125
Utilisations	(190)	(239)	(181)

At end of period	705	895	689

Notes (continued)

2. Analysis of income, expenses and impairment losses (continued)

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority, a charge of £700 million was booked in 2012 for redress in relation to certain interest-rate hedging products sold to small and medium-sized retail clients under FSA rules. £575 million was earmarked for client redress, and £125 million for administrative expenses. The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress. As a result of full development of the plan for administering this process in accordance with FSA guidelines, the estimate for administrative costs has been increased by £50 million in Q1 2013.

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

At beginning of period	676	-	-
Charge to income statement	50	700	-
Utilisations	(24)	(24)	-

At end of period	702	676	-

3. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £1,036 million (Q4 2012 - £1,402 million; Q1 2012 - £1,295 million). The balance sheet loan impairment provisions increased in the quarter ended 31 March 2013 from £21,250 million to £21,494 million and the movements thereon were:

	Quarter ended
	31 March 2013			31 December 2012				31 March 2012
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	10,062	11,188	21,250	9,203	11,115	-	20,318	8,414	11,469	19,883
Transfers from disposal groups	-	-	-	764	-	-	764	-	-	-
Currency translation and other adjustments	136	266	402	57	139	-	196	(8)	(80)	(88)
Disposals	-	-	-	-	(1)	(4)	(5)	-	-	-
Amounts written-off	(529)	(627)	(1,156)	(688)	(733)	-	(1,421)	(405)	(440)	(845)
Recoveries of amounts previously written-off	49	16	65	50	46	-	96	62	33	95
Charge to income statement
- continuing operations	599	437	1,036	729	673	-	1,402	796	499	1,295
- discontinued operations	-	-	-	-	-	4	4	-	-	-
Unwind of discount (recognised in interest income)	(51)	(52)	(103)	(53)	(51)	-	(104)	(62)	(67)	(129)

At end of period	10,266	11,228	21,494	10,062	11,188	-	21,250	8,797	11,414	20,211

Provisions at 31 March 2013 include £119 million in respect of loans and advances to banks (31 December 2012 - £114 million; 31 March 2012 - £135 million).

The table above excludes impairments relating to securities (refer to page 11 in Appendix 3).

Notes (continued)

4. Tax
The actual tax charge differs from the expected tax (charge)/credit computed by applying the standard UK corporation tax rate of 23.25% (2012 - 24.5%).

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Profit/(loss) before tax	826	(2,227)	(1,514)

Expected tax (charge)/credit	(192)	546	371
Losses in period where no deferred tax asset recognised	(72)	(129)	(173)
Foreign profits taxed at other rates	(88)	(77)	(102)
UK tax rate change impact	-	(14)	(30)
Unrecognised timing differences	3	42	-
Items not allowed for tax
- losses on disposal and write-downs	-	(41)	(4)
- UK bank levy	(20)	10	(18)
- regulatory fines	-	(93)	-
- employee share schemes	(7)	35	(15)
- other disallowable items	(37)	(133)	(51)
Non-taxable items
- loss on sale of RBS Aviation Capital	-	(1)	-
- other non-taxable items	55	60	24
Taxable foreign exchange movements	2	-	1
Losses brought forward and utilised	5	(10)	15
Reduction in carrying value of deferred tax asset in respect of losses in
- Australia	-	(9)	(161)
- Ireland	-	(203)	-
Adjustments in respect of prior periods	1	(22)	5

Actual tax charge	(350)	(39)	(138)

The high tax charge for the quarter ended 31 March 2013 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland) and losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland).

The Group has recognised a deferred tax asset at 31 March 2013 of £3,280 million (31 December 2012 - £3,443 million) and a deferred tax liability at 31 March 2013 of £1,019 million (31 December 2012 - £1,141 million). These include amounts recognised in respect of UK trading losses of £2,867 million (31 December 2012 - £3,072 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 March 2013 and concluded that it is recoverable based on future profit projections.

Notes (continued)

5. Profit/(loss) attributable to non-controlling interests

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

RBS Sempra Commodities JV	(2)	1	-
RFS Holdings BV Consortium Members	113	1	(19)
Direct Line Group	19	(125)	-
Other	1	15	5

Profit/(loss) attributable to non-controlling interests	131	(108)	(14)

6. Dividends
Dividends paid to preference shareholders and paid-in equity holders are as follows:

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	71	43	-
Non-cumulative preference shares of €0.01	-	55	-
Non-cumulative preference shares of £1	-	1	-

Paid-in equity holders
Interest on securities classified as equity, net of tax	10	16	-

	81	115	-

Future coupons and dividends on RBSG hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments. In addition to previous statements with regard to the payment of hybrid coupons and dividends, the Group is also now in a position to resume the payments on the three Trust Preferred Securities of RBS Holdings N.V: RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII. In the context of recent macro-prudential policy discussions, the Board of RBSG has decided to partially neutralise any impact on Core Tier 1 capital of coupon and dividend payments in respect of RBSG hybrid capital instruments and the RBS N.V. Trust Preferred Securities through an equity issuance of c.£300 million. Approximately 80% of this will be raised through the issue of new ordinary shares, which is expected to take place during the remainder of 2013. The balance (approximately 20%) will be ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group's Employee Benefit Trust. RBSG will also undertake several small asset sales to further neutralise the impacts.

In response to regulatory requirements and developments (including the recommendations of the Financial Policy Committee of the Bank of England regarding the capital resources of UK banks, published on 27 March 2013) and to allow the Group to manage its capital in the optimal way, the Group may wish to issue loss-absorbing capital instruments in the form of Equity Convertible Notes ("ECNs"). ECNs would convert into newly issued ordinary shares in the company upon the occurrence of certain events (for example, the Group's capital ratios falling below a specified level), diluting existing holdings of ordinary shares. At a General Meeting on 14 May 2013 the Group will propose two resolutions which would allow the flexibility to issue ECNs which could convert into ordinary shares with an aggregate nominal value of up to £1.5 billion.

Notes (continued)

7. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Earnings
Profit/(loss) from continuing operations attributable to ordinary and B shareholders (£m)	285	(2,393)	(1,633)

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders (£m)	108	(225)	88

Ordinary shares in issue during the period (millions)	6,031	6,003	5,770
Effect of convertible B shares in issue during the period (millions)	5,100	5,100	5,100

Weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	11,131	11,103	10,870
Effect of dilutive share options and convertible securities	114	-	-

Diluted weighted average number of ordinary and B shares in issue during the period	11,245	11,103	10,870

Basic earnings/(loss) per ordinary and B share from continuing operations	2.6p	(21.6p)	(15.0p)
Own credit adjustments	(1.8p)	1.1p	17.4p
Payment Protection Insurance costs	-	3.1p	0.9p
Interest Rate Hedging Products redress and related costs	0.3p	4.9p	-
Regulatory fines	-	3.4p	-
Integration and restructuring costs	0.9p	4.5p	3.2p
Loss/(gain) on redemption of own debt	0.4p	-	(4.0p)
Write-down of goodwill and other intangible assets	-	1.1p	-
Asset Protection Scheme	-	-	0.3p
Amortisation of purchased intangible assets	0.3p	0.2p	0.3p
Strategic disposals	0.1p	0.2p	0.1p
Bank levy	-	1.6p	-

Adjusted earnings/(loss) per ordinary and B share from continuing operations	2.8p	(1.5p)	3.2p
Adjusted earnings from Direct Line Group operations attributable to ordinary shareholders	0.3p	0.3p	0.8p

Adjusted earnings/(loss) per ordinary and B share including Direct Line Group	3.1p	(1.2p)	4.0p
Loss from Non-Core division attributable to ordinary shareholders	2.5p	2.7p	1.8p

Core adjusted earnings per ordinary and B share including Direct Line Group	5.6p	1.5p	5.8p

Memo: Core adjusted earnings per ordinary and B share assuming normalised tax rate of 23.25% (2012 - 24.5%)	8.3p	10.1p	11.4p

Diluted earnings/(loss) per ordinary and B share from continuing operations	2.6p	(21.6p)	(15.0p)

Data for the quarter ended 31 March 2012 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Notes (continued)

8. Trading valuation reserves and own credit adjustments
There have been no significant changes to the Group's valuation methodologies as set out in the Group's 2012 Annual Report and Accounts.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows credit valuation adjustments and other reserves. Valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Credit valuation adjustments (CVA)
- monoline insurers	144	192	991
- credit derivative product companies	243	314	624
- other counterparties	2,210	2,308	2,014

	2,597	2,814	3,629

Other valuation reserves
- bid-offer	581	625	646
- funding valuation adjustment	523	475	494
- product and deal specific	748	763	895
- valuation basis	91	103	107
- other	89	31	86

	2,032	1,997	2,228

Valuation reserves	4,629	4,811	5,857

Own credit
The cumulative own credit adjustment (OCA) recorded on securities held-for-trading (HFT) designated as at fair value through profit or loss (DFV) and derivative liabilities are set out below.

Cumulative OCA DR/(CR)(1)	Debt securities in issue (2)			Subordinated liabilities DFV £m	Total £m	Derivatives £m	Total (3) £m
	HFT £m	DFV £m	Total £m

31 March 2013	(597)	148	(449)	433	(16)	325	309
31 December 2012	(648)	56	(592)	362	(230)	259	29

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 March 2013	10.8	22.2	33.0	1.1	34.1
31 December 2012	10.9	23.6	34.5	1.1	35.6

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Notes (continued)

9. Available-for-sale reserve

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Available-for-sale reserve	£m	£m	£m

At beginning of period	(346)	(291)	(957)
Unrealised gains	582	136	724
Realised gains	(164)	(209)	(212)
Tax	28	77	6
Recycled to profit or loss on disposal of businesses	(110)	-	-
Transfer to retained earnings	-	(59)	-

At end of period	(10)	(346)	(439)

The Q1 2013 movement primarily reflects unrealised net gains on securities of £582 million, largely as yields tightened on German, US and UK sovereign bonds, and realised net gains of £164 million principally in Group Treasury, £105 million and US Retail & Commercial, £33 million.

10. Contingent liabilities and commitments

	31 March 2013			31 December 2012
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	18,839	956	19,795	18,251	913	19,164
Other contingent liabilities	10,453	79	10,532	10,628	69	10,697

	29,292	1,035	30,327	28,879	982	29,861

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	213,301	5,378	218,679	209,892	5,916	215,808
Other commitments	1,712	8	1,720	1,971	5	1,976

	215,013	5,386	220,399	211,863	5,921	217,784

Total contingent liabilities and commitments	244,305	6,421	250,726	240,742	6,903	247,645

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

11. Litigation, investigations and reviews
Except for the developments noted below, there have been no material changes to litigation, investigations and reviews as disclosed in the Annual Results for the year ended 31 December 2012.

Litigation

Shareholder Litigation
As previously disclosed, RBS and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims). On 4 September 2012, the Preferred Shares litigation was dismissed with prejudice and the dismissal is the subject of an appeal. The Group has filed its opposition to the plaintiffs' appeal. On 27 September 2012, the ADR claims were dismissed with prejudice. The plaintiffs have filed motions for reconsideration and for leave to re-plead their case. The Group has filed its responses to these motions.

As previously disclosed, the Group had received notification of similar prospective claims in the United Kingdom and the Netherlands. On 28 March and 3 April 2013, two claims were issued by current and former shareholders, in the High Court of Justice of England and Wales against the Group (and in one of those claims, also against certain former individual officers and directors). The Group considers that it has substantial and credible legal and factual defences to these and other prospective claims that have been threatened in the UK and the Netherlands.

Investigations and reviews

LIBOR and other trading rates
As previously disclosed, on 6 February 2013 the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR. On 12 April 2013, RBS Securities Japan Limited received a business improvement order by Japan's Financial Services Agency for inappropriate conduct in relation to Yen LIBOR.

The Group continues to co-operate with investigations by these and various other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of a number of trading rates, including LIBOR, other interest rate settings, ISDAFIX and non-deliverable forwards.

Notes (continued)

11. Litigation, investigations and reviews (continued)
The Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and the Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. The Group is also co-operating with these investigations.

It is not possible to estimate reliably what effect the outcome of these remaining investigations, any regulatory findings and any related developments may have on the Group, including the timing and amount of further fines, sanctions or settlements, which may be material.

Technology Incident
As previously disclosed, on 19 June 2012 the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group has agreed to reimburse customers for any loss suffered as a result of the incident. The Group provided £175 million in 2012 for this matter. Additional costs may arise once all redress and business disruption items are clear.

The incident, the Group's handling of the incident and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries (in the UK and Ireland). On 9 April 2013 the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. The FCA will reach its conclusions in due course and will decide whether or not it wishes to initiate enforcement action following that investigation. The Group is co-operating fully with the FCA's investigation.

The Group could also become a party to litigation. In particular, the Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Credit Default Swaps (CDS) Investigation
The Group is a party to the EC's antitrust investigation into the CDS information market under Article 101 and/or 102 of the Treaty on the Functioning of the European Union. The Group is co-operating fully with the EC's investigation. The Group cannot predict the outcome of the investigation at this stage.

Securitisation and collateralised debt obligation business
On 28 March 2013, SEC staff informed the Group that it is considering recommending that the SEC initiate a civil or administrative action against RBS Securities Inc. This "Wells" notice arises out of the inquiry that the SEC staff began in September 2010, when it requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The potential claims relate to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to SEC rules, the Group has submitted a response to the Wells notice.

Notes (continued)

11. Litigation, investigations and reviews (continued)

RBS Citizens Consent Orders
In April 2013, the two main subsidiaries of RBS Citizens Financial Group, Inc (RBS Citizens), consented to the issuance of orders by their respective primary federal regulators, the FDIC and the OCC.  In the consent orders, the subsidiaries neither admitted nor denied the regulators' findings that they had engaged in deceptive marketing and implementation of the RBS Citizens overdraft protection program, checking rewards programs, and stop-payment process for pre-authorized recurring electronic fund transfers.  The consent orders require the bank subsidiaries to pay a total of US$10 million in civil monetary penalties, to provide approximately US$4 million in anticipated restitution to affected customers, to take certain remedial actions set forth in the orders, and to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act.

Other Investigations
The Group's operations include businesses outside the United States that are responsible for processing US dollar payments. The Group has been conducting a review of its policies, procedures and practices in respect of such payments, has voluntarily made disclosures to US and UK authorities with respect to its historical compliance with US economic sanctions regulations, and is continuing to co-operate with related investigations by the US Department of Justice, the District Attorney of the County of New York, the Treasury Department Office for Foreign Assets Control, the Federal Reserve Board and the New York Department of Financial Services. The Group has also, over time, enhanced its relevant systems and controls. Further, the Group has conducted disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter. Although the Group cannot currently determine the outcome of its discussions with the relevant authorities, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

12. Date of approval
This announcement was approved by the Board of directors on 2 May 2013.

13. Post balance sheet events
There have been no significant events between 31 March 2013 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary